UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Martin Houston

Tellurian Inc.

1201 Louisiana Street, Suite 3100

Houston, TX 77002

(832) 962-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	Schedule 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS: Martin Houston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 22,238,893[1]
	8	SHARED VOTING POWER: 1,300,000
	9	SOLE DISPOSITIVE POWER: 22,238,893[1]
	10	SHARED DISPOSITIVE POWER: 1,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,538,893[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.72%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[1]

Includes 7,000,000 shares that are pledged (and up to 1,000,000 additional shares that may be pledged) to secure the line of credit disclosed in Item 6 of Amendment No. 1 to Schedule 13D filed by Mr. Houston on June 9, 2017.

[2]	Includes 1,300,000 shares owned by Mr. Houston’s wife.

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	Schedule 13D	Page 3 of 5

Introductory Note

This Amendment No. 2 to Schedule 13D (the “Second Amended Schedule 13D”) amends and supplements the Schedule 13D originally filed by Martin Houston on February 21, 2017, as amended by Amendment No. 1 to Schedule 13D filed by Martin Houston on June 9, 2017 (the “First Amended Schedule 13D”). Mr. Houston is filing this Second Amended Schedule 13D to report that on April 3, 2019, Mr. Houston entered into a voting agreement with Tellurian Inc., a Delaware corporation (the “Issuer”), TOTAL Delaware, Inc., a Delaware corporation and subsidiary of TOTAL S.A. (“TOTAL”), Charif Souki and the Souki Family 2016 Trust. Except as expressly set forth herein, there have been no changes in the information set forth in the First Amended Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Shares owned:

(i)	Amount beneficially owned: 23,538,893

(ii)	Percent of class: 9.72%[3]

(b)	Number of shares as to which Mr. Houston has:

(i)	Sole power to vote or direct to vote: 22,238,893

(ii)	Shared power to vote or direct to vote: 1,300,000

(iii)	Sole power to dispose or to direct the disposition of: 22,238,893

(iv)	Shared power to dispose or to direct the disposition of: 1,300,000

(c)	There have been no transactions with respect to shares of common stock, $0.01 par value per share, of the Issuer (“Common Stock”) that were effected by Mr. Houston during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares being reported on this Second Amended Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On April 3, 2019, the Issuer entered into a Common Stock Purchase Agreement (the “SPA”) with TOTAL pursuant to which TOTAL agreed to purchase, and the Issuer agreed to issue and sell in a private placement to TOTAL, 19,872,814 shares of Common Stock in exchange for a cash purchase price of $10.064 per share, which would result in aggregate gross proceeds to the Issuer of approximately $200 million. Also on April 3, 2019, in connection with the execution of the SPA, a Voting Agreement (the “Voting Agreement”) was entered into by and among the Issuer, TOTAL, and each of Mr. Houston, Mr. Souki, and the Souki Family 2016 Trust, in their capacity as stockholders of the Issuer, pursuant to which each of Mr. Houston, Mr. Souki, and the Souki Family 2016 Trust are obligated, subject to certain exceptions, to vote any equity securities of the Issuer that they hold in favor of the proposal of

[3]

This percent of class figure is based on 242,063,897 shares of Common Stock outstanding as of April 3, 2019, as reported in Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2019.

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	Schedule 13D	Page 4 of 5

stockholders of the Issuer for the issuance and sale of Common Stock pursuant to the SPA to the extent required by, and in accordance with, the requirements of The Nasdaq Stock Market (the “Issuer Stockholder Approval”). The Voting Agreement will terminate upon the earlier to occur of (a) obtaining the Issuer Stockholder Approval, (b) the termination of the SPA in accordance with its terms, and (c) the mutual written agreement of the parties to the Voting Agreement.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Voting Agreement, dated as of April 3, 2019, by and between Tellurian Inc., TOTAL Delaware, Inc., Charif Souki, the Souki 2016 Family Trust, and Martin Houston (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 3, 2019)

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	Schedule 13D	Page 5 of 5

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	April 16, 2019	Signature:	/s/ Daniel Belhumeur
		Name:	Daniel Belhumeur under power of attorney by Martin Houston
Title:

(Federal Register as of 02-22-2016)